Third Quarter 2011 Results

MAXCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2011

Mexico City, October 26, 2011. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended September 30, 2011.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos. Numbers may vary due to rounding.

Results | Third Quarter 2011

Financial Summary:

	3Q11	3Q10	D%	9M11	9M10	D%
Million Pesos
Revenues	594	647	(8)%	1,776	1,938	(8)%
EBITDA	198	170	16%	600	491	22%
EBITDA Margin	33%	26%		34%	25%
Adj. EBITDA	202	171	18%	608	494	23%
Adj. EBITDA Margin	34%	26%		34%	26%
Net Income	(257)	(80)	N.A.	(347)	(211)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, decreased 1% to 552,781 in 3Q11 compared to the same period last year. The Company recorded RGU net additions of 6,401 during the quarter.
•	Total company customer base increased by 1% to reach 247,716 customers in 3Q11 compared to the same period last year.
•	When compared to the same period last year, voice RGUs decreased by 4% to reach 363,878. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 21% to 99,725 in comparison to 82,699 in 3Q10.
•	The number of coin operated public phones totaled 40,725 a similar number to those in 3Q10.
•	The entire mobile RGU base totaled 32,037 units which is 30% less than the number registered in 3Q10.
•	Pay TV number of RGUs increased by 10% to 54,157 units in comparison to 49,146 in 3Q10.
•	Residential RGU per customer remained steady in 1.7 compared to the 3Q10.
•	Commercial RGU per customer increased to 18.8 in 3Q11 from 17.8 in 3Q10.

Third Quarter 2011 Results

Operating Results

	3Q11	3Q10	D%
Residential Customers	244,071	242,232	1%
Voice	224,861	232,765	(3)%
Data	97,264	79,053	23%
Mobile	26,218	37,608	(30)%
TV	54,157	49,146	10%

Residential RGUs	417,816	417,265	0%
Voice	232,023	240,148	(3)%
Data	99,725	82,699	21%
Mobile	31,911	45,272	(30)%
TV	54,157	49,146	10%
RGU per Residential Customer	1.7	1.7

Commercial Customers	3,598	4,135	(13)%
Voice	3,296	3,854	(14)%
Data	1,399	1,473	(5)%
Mobile	26	34	(24)%
Other	177	177	0%

Commercial RGUs	67,592	73,467	(8)%
Voice	64,482	70,055	(8)%
Data	2,689	2,779	(3)%
Mobile	126	202	(38)%
Other	295	431	(32)%
RGU per Commercial Customer	18.8	17.8

Public Telephony RGUs	40,725	41,217	(1)%

Wholesale RGUs	26,648	26,985	(1)%

Total RGUs	552,781	558,934	(1)%

Voice RGUs	363,878	378,405	(4)%
Total Number of Customers	247,716	246,414	1%

Revenues

Maxcom total revenues for the third quarter of 2011 were Ps.594 million, 8% less than those of Ps.647 million recorded in the third quarter of 2010. The following table is a breakdown of the sources of revenue for the Company.

	3Q11		Weight %	3Q10		Weight %	D%
Residential	Ps.	247	42%	Ps.	273	42%	(10)%
Commercial		154	26%		174	27%	(11)%
Public Telephony		55	9%		93	14%	(41)%
Wholesale		135	23%		105	16%	29%
Other Revenue		3	0%		3	0%	0%
Total	Ps.	594	100%	Ps.	647	100%	(8)%

Total revenues for the first nine months ended September 30, 2011 were Ps.1,776 million, 8% decrease when compared to the Ps.1,938 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

Third Quarter 2011 Results

	9M11		Weight %	9M10		Weight %	D%
Residential	Ps.	757	43%	Ps.	758	39%	0%
Commercial		456	26%		534	28%	(15)%
Public Telephony		180	10%		287	15%	(37)%
Wholesale		373	21%		349	18%	7%
Other Revenue		10	0%		10	0%	0%
Total	Ps.	1,776	100%	Ps.	1,938	100%	(8)%

Residential
Residential revenues represented 43% of the total during 3Q11, compared with 39% in 3Q10. Revenues in the residential business segment reached Ps.247 million, a decrease of 10% or Ps.26 million in comparison to Ps.273 million recorded in 3Q10.

The Ps.26 million decrease in revenues was mainly the effect of:

1.	Lower recurrent charges in voice by approximately Ps.22 million.
2.	Lower usage charges by approximately Ps.17 million.

And partially offsetting this decrease, recurrent charges in data increased by Ps.15 million; and usage charges in pay TV increased by approximately Ps.3 million.

For the nine months ended September 30, 2011, revenues from the residential business totaled Ps.757 million, remaining steady when compares to the same period 2010.

ARPU (average revenue per unit) for the residential business for 3Q11 was Ps.178 which is 19% less than the Ps.220 recorded in 3Q10.

Residential RGU per customer remained steady in 1.7 in 3Q11 when compares to 3Q10.

Commercial
Commercial revenues represented 26% of the total during 3Q11, compared to 27% registered in 3Q10. Revenues in the Commercial Business reached Ps.154 million, a decrease of 11% in comparison to Ps.174 million recorded in 3Q10.

The 11% or Ps.20 million decrease in revenues during 3Q11 is mainly explained by a decrease in usage charges.

For the nine months ended September 30, 2011, revenues from the commercial business totaled Ps.456 million, a 15% decrease in comparison to the Ps.534 million registered in the same period 2010.

ARPU of the commercial business for 3Q11 reached Ps.783 which is 2% higher than the Ps.764 recorded in 3Q10.

In addition, RGU per commercial customer increased to 18.8 in 3Q11 from 17.8 in 3Q10.

Public Telephony
Public Telephony represented 9% of total revenues during 3Q11. Revenues in this business unit totaled Ps.55 million, a decrease of 41% when compares to Ps.93 million in 3Q10. The decrease in revenues is attributed to a reduction in network usage.

For the nine months ended September 30, 2011, revenues from the public telephony business totaled Ps.180 million, a 37% decrease in comparison to the Ps.287 million registered in the same period 2010.

Wholesale
In 3Q11, Wholesale revenues increased by 29% to reach Ps.135 million, in comparison to the Ps.105 million registered during the same period in the previous year. The increase in the Wholesale business revenues was mainly driven by higher traffic volume.

For the nine months ended September 30, 2011, revenues from the Wholesale business totaled Ps.373 million, a 7% increase in comparison to the Ps.349 million registered in the same period 2010.

Other Revenue
Other revenues contributed marginally and reached Ps.3 million, similar to Ps.3 million registered in 3Q10. For the nine months ended September 30, 2011, other revenues totaled Ps.10 million, as well similar to the Ps.10 million registered in the same period 2010.

Third Quarter 2011 Results

Network Operation Cost
In order to achieve better and fair conditions for the competition in the Mexican market, Maxcom filed on 07/15/2011 to Cofetel a dispute oriented to realize under the current regulation framework the local interconnection and Long-Distance (LD) interconnection fees as a “pure interconnection” instead of “public service”. Right after in 09/08/2011 Maxcom filed to Cofetel a formal dispute oriented to re-calculate and set the local interconnection, LD interconnection and re-sale traffic fees for the period going from 01/01/2011 to 12/31/2011 under the same basis as the ruled by the resolution P/EXT/270511/58, based on its rights stemming from the so-called “non-discrimination principle” stated in the article 41 of the LFT (Ley Federal de Telecomunicaciones). Under the normativity of the article 42 of the LFT which states a 60 (sixty) days period to resolve any particular dispute, but given an extending time requested by the other parties, we expect the final resolution to be enacted during the 1Q12.

The Cofetel´s resolution P/EXT/270511/58 (confirmed as well by the Cofemer) granted to Alestra, based on the cost model of HAI Consulting, the following interconnection tariffs: for “Level 1” (local delivery-local termination), Ps0.0395/Min.; for “Level 2” (local delivery-LD termination), Ps.0.04530/Min.; for the traffic delivered between centrals for network transportation from one network to another, Ps.0.01904/Min., the payment of the tariffs will exclude any minute rounding. Maxcom as Alestra expects to be granted by the authority with the same tariff fees for the aforementioned concepts. This change represents a total decrease in the total interconnection cost of Ps.23 million for the quarter.

Network Operation Costs in 3Q11 decreased by 30% or Ps.80 million to reach Ps.191 million in comparison to Ps.271 million in 3Q10. This decrease was mainly due to a Ps.80 million or 34% decrease in network operating services.

The Ps.80 million decrease in network operating services was mostly due to a reduction of cost in CPP and CPPN “Calling Party Pays” that amounted Ps.40 million, LD “Long Distance” interconnection of Ps.23 million, and circuit leases of Ps.8 million.

For the nine months ended September 30, 2011 network operation costs totaled Ps.602 million, a 29% decrease when compared to the Ps.849 million registered in the same period of last year.

SG&A
SG&A expenses were Ps.205 million in 3Q11, almost steady in respect to Ps.206 million reported in the same period of 2010. We saw a expense reduction in salaries, benefits and wages that was offset by higher expenses in bad debt reserve, and external fees for advisory.

For the nine months ended September 30, 2011 SG&A expenses totaled Ps.575 million, 4% below the Ps.598 million reported in the same period last year.

EBITDA and Adjusted EBITDA
EBITDA for 3Q11 was Ps.198 million, an increase of 16% or Ps.28 million in comparison with Ps.170 million registered in the same period of last year. EBITDA Margin was 33% during the period, which compares favorably to 26% in 3Q10. For the nine months ended September 30, 2011, EBITDA amounted to Ps.600 million, a 22% increase in comparison to Ps.491 million recorded in the same period of 2010. EBITDA margin for the nine months of 2011 was 34%, quite above the 25% registered in the same period of 2010.

Adjusted EBITDA for 3Q11 was Ps.202 million, 18% higher than Ps.171 million registered in the same period of last year. Adjusted EBITDA Margin was 34% during the period, higher than the 26% recorded in 3Q10. For the nine months ended September 30, 2011, Adjusted EBITDA amounted to Ps.608 million, a 23% increase in comparison to Ps.494 million recorded in the same period of 2010. Adjusted EBITDA margin for the first nine months of 2011 was 34%, higher than the 26% registered during the same period of 2010.

Operating Income
The Company recorded an operating income for 3Q11 of Ps.27 million in comparison to an operating loss of Ps.9 million for the same period of 2010. For the nine months ended September 30, 2011 the company reported an operating income of Ps.83 million, in comparison to operating loss of Ps.35 million reported in the same period last year.

Depreciation charges during the quarter were Ps.172 million, a 4% decrease when compared to Ps.179 million reported during 3Q10.

Comprehensive Financial Result

During the quarter, the Company registered a comprehensive financial result of Ps.246 million, a Ps.194 million increase when compared to Ps.52 million in the same period of 2010.

	3Q11	3Q10	ΔPs.	D%
Interest Expense	82	76	6	8%
Interest (Income)	(1)	0	(1)	N.A.
Exchange Rate (Gain) Loss – Net	165	(24)	189	N.A.
Total	246	52	194	373%

Third Quarter 2011 Results

The higher comprehensive financial result was a consequence of higher interest expense of Ps.6 million, and mostly due to an exchange rate loss of Ps.165 million when compared to an exchange rate gain registered in the same period last year, because of the sharp movements in the peso exchange rate during the quarter.

For the nine months ended September 30, 2011, comprehensive financial result for the Company reached Ps.352 million, compared to the Ps.117 million recorded in the same period of 2010.

Taxes

The Company did not record any deferred income tax provisions during the quarter, as happened during the 3Q10.

Net Income

The Company posted a net loss during 3Q11 of Ps.244 million, in comparison to a net loss of Ps.80 million reported in the same period of 2010. For the nine months ended September 30, 2011, the Company registered a net loss of Ps.333 million in comparison to the net loss of Ps.211 million recorded in the same period of 2010.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended September 30, 2011	Quarter Ended September 30, 2010
Resources from Operations and Working Capital	(88)	110
CAPEX	(115)	(148)
Free Cash Flow	(203)	(38)
Financing Activities	318	(21)
Cash and Cash Equivalents at the Start of the Period	329	679
Cash and Cash Equivalents at the End of the Period	444	619

Millions of Pesos	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Resources from Operations and Working Capital	273	381
CAPEX	(281)	(499)
Free Cash Flow	(8)	(118)
Financing Activities	77	(250)
Cash and Cash Equivalents at the Start of the Period	375	987
Cash and Cash Equivalents at the End of the Period	444	619

Capital Expenditures

Capital Expenditures during the period totaled Ps.115 million, lower than the Ps.148 million recorded in 3Q10. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the nine months ended September 30, 2011, capital expenditures reached Ps.281 million, lower than the Ps.499 million recorded in the same period of 2010.

Indebtedness

At September 30, 2011 the Company reported its Indebtedness level at Ps.2,809 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.45 times and the Net Debt to EBITDA is at 2.90 times.

Third Quarter 2011 Results

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Third Quarter 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of September 30,		As of December 31,		As of September 30,
	2011		2010		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps.	444,112	Ps.	375,224	Ps.	619,317
		444,112		375,224		619,317
Accounts receivable:
Customers, net of allowance		774,633		714,661		780,149
Value added tax refundable		173,371		206,743		193,045
Other sundry debtors		95,256		67,720		72,819
		1,043,260		989,124		1,046,013

Inventory		11,508		25,678		19,123
Prepaid expenses		27,516		31,647		32,869
Total current assets		1,526,396		1,421,673		1,717,322

Frequency rights, net		42,420		47,282		54,393
Telephone network systems and equipment, net		4,175,739		4,391,993		4,898,544
Pre-operating expenses, net		-		-		-
Intangible assets, net		164,803		213,212		196,611
Financial instruments		92,633		8,402		73,543
Deposits		7,620		7,526		7,542
Deferred taxes		-		-		229,831
Prepaid expenses long term		-		6,881		6,881
Other assets		2,151		2,151		2,151

Total assets	Ps.	6,011,762	Ps.	6,099,120	Ps.	7,186,818

LIABILITIES
CURRENT LIABILITIES:
Interest payable		90,560		12,705		84,348
Accounts payable and accrued expenses		324,391		379,437		454,434
Notes payable		2,574		1,693		938
Customers deposits		2,014		2,158		2,187
Hedging valuation		-		13,534		-
Payroll and other taxes payable		106,288		94,403		52,187
Total current liabilities		525,827		503,930		594,094

LONG-TERM LIABILITIES:
Senior notes		2,684,340		2,471,420		2,500,220
Notes payable		5,656		4,920		3,028
Other accounts payable		41,831		48,374		50,555
Deferred taxes		9,248		9,248		-
Pensions and post-retirement obligations		35,076		27,294		39,653
Other long term liabilities		42,451		43,408		40,092
Long Term Liabilities		2,818,602		2,604,664		2,633,548
Total liabilities	Ps.	3,344,429	Ps.	3,108,594	Ps.	3,227,642

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244		5,410,244
Premium on capital stock		822,309		813,135		813,000
Accumulated deficit		(3,231,789)		(2,046,911)		(2,046,911)
Net profit (loss) for the period		(333,431)		(1,184,878)		(210,904)
Share repurchase program		-		(1,064)		(6,253)
Total shareholders' equity	Ps.	2,667,333	Ps.	2,990,526	Ps.	3,959,176

Total liabitilies and equity	Ps.	6,011,762	Ps.	6,099,120	Ps.	7,186,818

Third Quarter 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,						9 months ended September 30,
	2011		%	2010		%	2011		%	2010		%

TOTAL REVENUES	Ps.	594,302	100%	Ps.	646,980	100%	Ps.	1,775,918	100%	Ps.	1,937,917	100%

Network operating services		156,179	26%		236,228	37%		498,174	28%		754,871	39%
Technical expenses		32,015	5%		31,828	5%		95,330	5%		84,225	4%
Installation expenses		2,924	0%		3,360	1%		8,048	0%		10,054	1%
Cost of network operation		191,118	32%		271,416	42%		601,552	34%		849,150	44%

GROSS PROFIT		403,184	68%		375,564	58%		1,174,366	66%		1,088,767	56%

Selling, general and administrative expenses		205,025	34%		206,040	32%		574,733	32%		598,159	31%

EBITDA		198,159	33%		169,524	26%		599,633	34%		490,608	25%

Depreciation and amortization		171,655			178,704			516,260			525,966

Operating income (loss)		26,504			(9,180)			83,373			(35,358)

Comprehensive (income) cost of financing:
Interest expense		81,612			75,739			225,191			239,150
Interest (income) loss, net		(726)			(344)			(1,394)			(13,621)
Exchange (income) loss, net		165,272			(23,111)			127,965			(108,255)
		246,158			52,284			351,762			117,274

Other (Income) Expense		24,211			18,764			56,083			40,639
Restructuring		-			-			8,959			17,633

INCOME (LOSS) BEFORE TAXES		(243,865)			(80,228)			(333,431)			(210,904)

Taxes:
Income tax		-			-			-			-
Total tax		-			-			-			-

NET INCOME (LOSS)	Ps.	(243,865)		Ps.	(80,228)		Ps.	(333,431)		Ps.	(210,904)

Adjusted EBITDA		202,142			171,179			607,903			494,367
% of revenue adjusted EBITDA		34%			26%			34%			26%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		812,946			833,631			812,946			833,631

Earnings per share basic		(0.31)			(0.10)			(0.42)			(0.27)
Earnings per share diluted		(0.30)			(0.10)			(0.41)			(0.25)

Third Quarter 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2009	Ps.	5,410,244	Ps.	808,566	Ps.	(2,046,911)	Ps.	(11,926)	Ps.	4,159,973

Stock option plan				4,434						4,434

Repurchase of shares							5,673			5,673

Comprehensive net loss						(210,904)				(210,904)

Balances as of September 30, 2010	Ps.	5,410,244	Ps.	813,000	Ps.	(2,257,815)	Ps.	(6,253)	Ps.	3,959,176

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	5,410,244	Ps.	813,135	Ps.	(3,231,789)	Ps.	(1,064)	Ps.	2,990,526

Stock option plan				9,174						9,174

Repurchase of shares								1,064		1,064

Comprehensive net loss						(333,431)				(333,431)

Balances as of September 30, 2011	Ps.	5,410,244	Ps.	822,309	Ps.	(3,565,220)	Ps.	-	Ps.	2,667,333

Third Quarter 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,				9 months ended September 30,
	2011		2010		2011		2010

Operating Activities:
Income before taxes	Ps.	(243,865)	Ps.	(80,227)	Ps.	(333,431)	Ps.	(210,904)

Items without cash flow		190,303		262,193		670,981		730,911
Cash flow from income/loss before taxes		(53,562)		181,966		337,550		520,007

Cash flow from:
Accounts receivables		18,545		(25,246)		(59,972)		(83,592)
Inventory		1,216		2,882		14,171		(2,749)
Accounts payables		(43,663)		(45,482)		(55,046)		(76,779)
Other assets and liabilities		(10,721)		(4,564)		36,371		24,139
Cash flow from operation activities		(34,624)		(72,410)		(64,476)		(138,981)

Net cash flow from operating activities		(88,185)		109,556		273,074		381,026

Cash flow from:
Telephone network systems and equipment, net		(92,736)		(122,941)		(213,763)		(423,755)
Other intangible assets		(22,500)		(25,000)		(67,500)		(75,000)
Cash flow from capital expeditures		(115,236)		(147,941)		(281,263)		(498,755)

Cash in excess/(required) to be used in financing activities		(203,422)		(38,385)		(8,189)		(117,729)

Cash flow from :
Senior notes		316,560		(31,120)		212,920		(111,520)
Vendor financing		(180)		1,941		(726)		3,966
Additional paid in capital		3,341		1,946		9,174		4,434
Other financing activities		(1,619)		6,163		(144,290)		(147,177)
Cash flow from financing activities		318,102		(21,070)		77,078		(250,297)

Increase (decrease) in cash and temporary investments		114,680		(59,455)		68,889		(368,026)

Cash and cash equivalents at beginning of the period		329,432		678,772		375,224		987,343
Cash and cash equivalents at the end of the period	Ps.	444,112	Ps.	619,317	Ps.	444,112	Ps.	619,317